STATE OF MONTANA

ARTICLES OF MERGER

Pursuant to Section 35-1-816 of the Montana Code Annotated (“MCA”), the undersigned, state the following:

1. Elkhorn Goldfields, Inc., a Montana corporation and EGI Acquisition Corp., a Montana corporation each agrees to merge.

2. The name of the surviving corporation is Elkhorn Goldfields, Inc.

3. The terms and conditions of the merger were advised, authorized, adopted, certified, and executed by each corporation party to the merger, in the manner and by the vote required by its charter and the laws of the place where it is incorporated. The merger was approved by the board of directors and all of the stockholders of each corporation party to the merger.

4. The authorized stock of Elkhorn Goldfields, Inc. consists of one class of 100 shares of common stock with no par value. The authorized stock of EGI Acquisition Corp. consists of one class of 100 shares of common stock with no par value.

5. All 100 outstanding shares of stock of Elkhorn Goldfields, Inc. were voted in favor of the merger and zero shares voted against; and all 100 outstanding shares of stock of EGI Acquisition Corp. were voted in favor of the merger, zero shares voted against.

6. Plan of Merger:

•	The names of each of the merging corporations are Elkhorn Goldfields, Inc. and EGI Acquisition Corp.;

•	The name of the surviving corporation is Elkhorn Goldfields, Inc.; EGI Acquisition Corp. is dissolved and disappears upon effectiveness of the merger;

•	Basis for Converting Shares: The 100 outstanding shares of EGI Acquisition Corp disappear upon effectiveness of the merger while the 100 outstanding shares of common stock of Elkhorn Goldfields, Inc. remain outstanding upon effectiveness of the merger. The 100 shares of Elkhorn Goldfields, Inc. will be owned by the parent company of EGI Acquisition Corp., Eastern Resources, Inc., a Delaware corporation;

•	Terms and conditions of the Merger: EGI Acquisition Corp. shall merge with and into Elkhorn Goldfields, Inc. upon effectiveness of the merger. From and after the Effective Time: the separate corporate existence of EGI Acquisition Corp. shall cease and Elkhorn Goldfields, Inc. shall continue as the surviving corporation in the merger at the Effective Time. The “Effective Time” shall be the time at which the Certificate of Merger for the merger and other appropriate or required documents prepared and executed in accordance with the relevant provisions of the Montana Business Corporation Act (the “MBCA”) are filed with the Secretary of State of Montana. The merger shall have the effect set forth in the applicable provisions of the MBCA, including Sections 35-1-813, 35-1-815 and 35-1-817 of the MBCA.

7. The Agreement of Merger is on file at 270 Montana Tunnels Road, Jefferson City, MT 59638, a place of business of the surviving corporation.

8. The merger is to become effective upon filing with the Montana Secretary of State.

9. A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 6th day of April, 2012.

EGI Acquisition Corp.
By:	/s/Thomas H. Hanna JR
Thomas H. Hanna Jr.
President

Elkhorn Goldfields, Inc.
By:	/s/Robert Trenaman
Robert Trenaman
President